1550 West McEwen Drive, Suite 500 Franklin, TN 37067

September 15, 2022

Via EDGAR

Mr. Charles Eastman and Ms. Claire Erlanger

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation

Form 10-K for the year ended December 31, 2021

Form 10-Q for the quarter ended June 30, 2022

Response letter dated August 2, 2022

File No. 1-09447

Dear Mr. Eastman and Ms. Erlanger:

On behalf of Kaiser Aluminum Corporation (the “Company”), we acknowledge receipt of your letter (the “Comment Letter”) dated September 6, 2022, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

The Comment Letter requests that the Company respond to the Staff’s comments within ten business days or inform the Staff when the Company will respond. As we have discussed with the Staff, the Company hereby requests an extension to October 3, 2022 to respond to the Staff’s comments. This additional time will enable the necessary review by the Company needed to prepare the Company’s response to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any additional questions regarding the foregoing, please do not hesitate to contact me at (629) 252-7023 or by email at neal.west@kaiseraluminum.com.

Very truly yours,

/s/ Neal E. West
Neal E. West

cc:	John M. Donnan, Kaiser Aluminum Corporation

Cherrie Tsai, Kaiser Aluminum Corporation